Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS UNDER THE

INSURANCE SALES FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 19 December 2017 in relation to the 2018 Insurance Sales Framework Agreement entered into between the Company and CLP&C. The 2018 Insurance Sales Framework Agreement will expire on 7 March 2021. On 17 December 2020, the Board resolved that the Company will enter into the 2021 Insurance Sales Framework Agreement with CLP&C, whereby CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions. The Company will enter into the 2021 Insurance Sales Framework Agreement with CLP&C before the expiration of the 2018 Insurance Sales Framework Agreement.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company, respectively, is an associate of CLIC and is therefore also a connected person of the Company. As such, the transactions under the 2021 Insurance Sales Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2021 Insurance Sales Framework Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 19 December 2017 in relation to the 2018 Insurance Sales Framework Agreement entered into between the Company and CLP&C. The 2018 Insurance Sales Framework Agreement will expire on 7 March 2021. On 17 December 2020, the Board resolved that the Company will enter into the 2021 Insurance Sales Framework Agreement with CLP&C, whereby CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions. The Company will enter into the 2021 Insurance Sales Framework Agreement with CLP&C before the expiration of the 2018 Insurance Sales Framework Agreement.

PRINCIPAL TERMS OF THE 2021 INSURANCE SALES FRAMEWORK AGREEMENT

Parties

The Company

CLP&C

Scope of insurance agency services

Pursuant to the 2021 Insurance Sales Framework Agreement, CLP&C will entrust the Company to act as an agent to sell selected insurance products (including but not limited to statutory and compulsory insurance, automobile insurance, enterprise property insurance, family property insurance, engineering insurance, liability insurance, cargo transportation insurance, special risk insurance, credit and guarantee insurance, agricultural insurance, comprehensive insurance, etc.) within the authorized regions. The Company will collect insurance premiums in the name of CLP&C.

Agency service fee

Under the 2021 Insurance Sales Framework Agreement, CLP&C shall pay to the Company an agency service fee in cash on a monthly basis. The agency service fee shall be calculated by the parties at a certain percentage of the insurance premiums actually earned from the insurance agency business, subject to compliance with the relevant requirements of the CBIRC and the Ministry of Finance of the PRC, as well as the Listing Rules.

Term

The 2021 Insurance Sales Framework Agreement is for a term of two years from 8 March 2021 to 7 March 2023. Unless a party serves the other party a written notice for non-renewal within 30 days before the expiration of the 2021 Insurance Sales Framework Agreement, the 2021 Insurance Sales Framework Agreement will automatically be extended for one year to 7 March 2024.

ANNUAL CAPS

Historical figures

The agency service fees actually paid by CLP&C to the Company for the two years ended 31 December 2019 and the six months ended 30 June 2020 are as follows:

Period	Amount of the Agency Service Fees Paid RMB (in million)
Year ended 31 December 2018	2,958
Year ended 31 December 2019	2,297
Six months ended 30 June 2020	1,202

Annual caps

The annual caps in respect of the agency service fees to be paid by CLP&C to the Company under the 2021 Insurance Sales Framework Agreement for the three years ending 31 December 2023 are RMB3,500 million, RMB3,830 million and RMB4,240 million, respectively.

In determining the annual caps for the three years ending 31 December 2023, the Company has taken into account the historical figures of the relevant transactions and the development trend of the property insurance sector. In particular, since the implementation of the comprehensive reform policy for automobile insurance in 2020, the rate of agency service fee of commercial automobile insurance has decreased, and the competition in the property insurance market has intensified. Although the comprehensive reform for automobile insurance leads to a decline in the rate of agency service fee for commercial automobile insurance, it also makes commercial automobile insurance products more concise in their design, and more approachable and marketable to customers. Under this background, the Company plans to further increase its investment in technology and strengthen online support, with a view to increasing the number of active agents engaging in the agency business of commercial automobile insurance and the number of policies of commercial automobile insurance. The Company will also improve the quality of the business, and speed up the development and expand the scale of agency business of non-automobile insurance. In addition, in consideration of the uncertainties arising from the changes in regulatory policies from time to time, the Company has reserved a 20% buffer when calculating the annual cap for each year.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

In determining the agency service fees of various insurance products, the branches of the Company will comply with the relevant requirements of the CBIRC and the Ministry of Finance of the PRC, make reference to the agency service fees charged by independent third parties for sale of similar insurance products and the historical rates set by the Company and CLP&C, and take into account the business development of different regions.

Upon determination of the agency service fees, the business departments of the branches of the Company will report the prices to the relevant departments (including the legal affairs department) of the branches, following which, such prices will be submitted to the Office of General Manager of the relevant branches for approval. After the execution of specific contracts (which will set out the rates of agency service fees) with the relevant branches of CLP&C, all branches of the Company at the provincial level will report the same to the Comprehensive Finance Department of the Company. The Comprehensive Finance Department will keep track of the transaction amount under the 2021 Insurance Sales Framework Agreement on a monthly basis, and conduct inspections every year to ascertain from time to time whether the terms of the transactions under the 2021 Insurance Sales Framework Agreement are comparable to those of the relevant transactions entered into between the Company and independent third parties and to those of the relevant transactions in the market.

The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the transactions under the 2021 Insurance Sales Framework Agreement will be no less favourable than those entered into between the Company and independent third parties.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

Through the transactions under the 2021 Insurance Sales Framework Agreement, the Company can earn agency service fee, expand its customer base and strengthen its ability in customer management, thereby increasing the income and activities of sales representatives and facilitating the development of its principal business of life insurance. In addition, the Company can offer comprehensive and high-quality services to customers, which will further enhance the brand awareness and reputation of the Company.

Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Wang Junhui hold positions in CLIC and/or CLP&C and have abstained from voting on the Board resolution passed to approve the 2021 Insurance Sales Framework Agreement and the transactions contemplated thereunder.

The Directors, including the independent non-executive Directors, are of the view that the continuing connected transactions under the 2021 Insurance Sales Framework Agreement have been conducted on normal commercial terms, were entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps for the continuing connected transactions under the 2021 Insurance Sales Framework Agreement are fair and reasonable.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company, respectively, is an associate of CLIC and is therefore also a connected person of the Company. As such, the transactions under the 2021 Insurance Sales Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2021 Insurance Sales Framework Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLP&C is a non-wholly owned subsidiary of CLIC, and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2018 Insurance Sales Framework Agreement”	the insurance sales framework agreement entered into between the Company and CLP&C on 31 January 2018

“2021 Insurance Sales Framework Agreement”	the insurance sales framework agreement proposed to be entered into between the Company and CLP&C, whereby CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CLP&C”	中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC and a subsidiary of CLIC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 17 December 2020

As at the date of this announcement, the Board comprises:

Executive Directors: Non-executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie